UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE §240.13d-2(a)

(Amendment No. 3)*

Kingstone Companies, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

496719105
(CUSIP Number)

Jack D. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530
(516) 746-5718
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2013
 (Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

Jack D. Seibald

2.	Check the appropriate box if a member of a group	(a) [ x ]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares                7.           Sole Voting Power
Beneficially Owned                              195,147
By Each Reporting
Person With                         8.           Shared Voting Power
213,000

9.           Sole Dispositive Power
195,147

10.           Shared Dispositive Power
213,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
408,147

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.           Percent of Class Represented by Amount in Row (11)
10.7%

14.           Type of Reporting Person
IN

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

Stephanie Seibald

2.	Check the appropriate box if a member of a group	(a) [ x ]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares               7.           Sole Voting Power
Beneficially Owned                              -0-
By Each Reporting
Person With                         8.           Shared Voting Power
113,000

9.          Sole Dispositive Power
                -0-

10.           Shared Dispositive Power
213,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
213,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.           Percent of Class Represented by Amount in Row (11)
5.6%

14.           Type of Reporting Person
IN

ITEM 1.                  Security and Issuer

This statement amends and supplements the Schedule 13D filed on February 2, 2005, as previously amended by Amendment No. 1, dated May 12, 2009, and Amendment No. 2, dated June 30, 2010, relating to shares of common stock, par value $.01 per share (the “Common Stock”), of Kingstone Companies, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 15 Joys Lane, Kingston, New York 12401.

ITEM 2.	Identity and Background.

(a)	Names of Reporting Persons:

Jack D. Seibald (“J. Seibald”)
Stephanie Seibald (“S. Seibald”)

(b)	Residence or business address:

J. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530

S. Seibald
c/o J. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530

(c)           J. Seibald:  J. Seibald is a Founder and Managing Member of Concept Capital Markets, LLC (“Concept Capital”) and serves Concept Capital in a variety of areas, including business and client development and legal and compliance matters. J. Seibald also serves as a Managing Member of Concept Capital Holdings, LLC, the parent of Concept Capital, of Concept Capital Administration, LLC, which provides administrative services to Concept Capital and its affiliates, and as a member of the Board of Managers of ConceptONE, LLC, which provides portfolio and risk analytics and reporting services as well as regulatory reporting to investment managers. J. Seibald is also a director and a member of the Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors of the Company.

S. Seibald:  S. Seibald is a homemaker.

(d)           None of the Reporting Persons have been convicted in a criminal proceeding in the last five years.

(e)           None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           J. Seibald and S. Seibald are citizens of the United States of America.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

N/A

ITEM 4.                  Purpose of Transaction

On August 25, 2013, J. Seibald became a general partner of SDS Partners I, Ltd., a limited partnership organized under the laws of the State of Florida (“SDS”), and S. Seibald became a limited partner of SDS. As of such date, SDS owned 100,000 shares of Common Stock.

ITEM 5.                  Interest in Securities of the Issuer

(a)           The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 3,810,899 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 14, 2013, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended June 30, 2013.

As of the date hereof, J. Seibald may be deemed the beneficial owner of 408,147 shares of Common Stock, or approximately 10.7% of the outstanding Common Stock. Such number includes (i) 113,000 shares of Common Stock jointly owned with S. Seibald, (ii) 20,323 shares of Common Stock directly owned by J. Seibald, (iii) 174,824 shares of Common Stock owned by the Seibald Retirement Trust, and (iv) 100,000 shares of Common Stock owned by SDS.  J. Seibald may be deemed to beneficially own the shares of Common Stock owned by SDS based upon his status as a general partner of SDS.

As of the date hereof, S. Seibald may be deemed the beneficial owner of 213,000 shares of Common Stock, or approximately 5.6% of the outstanding Common Stock. Such number includes (i) 113,000 shares of Common Stock jointly owned with J. Seibald, and (ii) 100,000 shares of Common Stock owned by SDS. S. Seibald may be deemed to beneficially own the shares of Common Stock owned by SDS based upon her voting rights as a limited partner of SDS.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owners of any shares of Common Stock that he or she does not directly own.

(b)           J. Seibald has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 195,147 shares of Common Stock. J. Seibald may be deemed to have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 213,000 shares of Common Stock.

S. Seibald does not have the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition, of any shares of Common Stock.  S. Seibald may be deemed to have the shared power to vote or direct the vote of 113,000 shares of Common Stock and the shared power to dispose or to direct the disposition of 213,000 shares of Common Stock.

(c)           During the past 60 days, neither J. Seibald nor S. Seibald has effected any transactions in the Common Stock of the Company.

(d)           N/A

(e)           N/A

ITEM 6.	Contracts, Agreements, Understandings or Relationships
with Respect to Securities of the Issuer

The limited partnership agreement of SDS governs the transfer and voting of the 100,000 shares of Common Stock owned by SDS.

ITEM 7.                  Material to be Filed as Exhibits

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2013

/s/ Jack D. Seibald
Jack D. Seibald

/s/ Stephanie Seibald
Stephanie Seibald